TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2011

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2011 and June 30, 2011

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2011	June 30, 2011	June 30, 2011
Assets
Current assets:
Cash and cash equivalents	¥2,080,709	¥2,132,011	$26,409
Time deposits	203,874	184,021	2,279
Marketable securities	1,225,435	1,174,091	14,543
Trade accounts and notes receivable, less allowance for doubtful accounts	1,449,151	1,388,872	17,204
Finance receivables, net	4,136,805	3,807,306	47,161
Other receivables	306,201	303,200	3,756
Inventories	1,304,242	1,383,782	17,141
Deferred income taxes	605,884	595,347	7,375
Prepaid expenses and other current assets	517,454	641,414	7,945

Total current assets	11,829,755	11,610,044	143,813

Noncurrent finance receivables, net	5,556,746	5,460,383	67,638
Investments and other assets:
Marketable securities and other securities investments	3,571,187	3,495,534	43,299
Affiliated companies	1,827,331	1,804,681	22,355
Employees receivables	62,158	60,277	747
Other	661,829	691,412	8,564

Total investments and other assets	6,122,505	6,051,904	74,965

Property, plant and equipment:
Land	1,237,620	1,237,853	15,333
Buildings	3,635,605	3,639,231	45,079
Machinery and equipment	8,947,350	8,928,311	110,595
Vehicles and equipment on operating leases	2,491,946	2,392,686	29,638
Construction in progress	298,828	294,360	3,646

Total property, plant and equipment, at cost	16,611,349	16,492,441	204,291

Less – Accumulated depreciation	(10,302,189)	(10,329,911)	(127,956)

Total property, plant and equipment, net	6,309,160	6,162,530	76,335

Total assets	¥29,818,166	¥29,284,861	$362,751

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2011 and June 30, 2011

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2011	June 30, 2011	June 30, 2011
Liabilities
Current liabilities:
Short-term borrowings	¥3,179,009	¥3,276,554	$40,587
Current portion of long-term debt	2,772,827	2,778,741	34,420
Accounts payable	1,503,072	1,464,978	18,147
Other payables	579,326	508,923	6,304
Accrued expenses	1,773,233	1,754,954	21,738
Income taxes payable	112,801	129,369	1,602
Other current liabilities	870,722	874,295	10,830

Total current liabilities	10,790,990	10,787,814	133,628

Long-term liabilities:
Long-term debt	6,449,220	6,014,843	74,506
Accrued pension and severance costs	668,022	675,455	8,367
Deferred income taxes	810,127	824,218	10,210
Other long-term liabilities	179,783	175,378	2,172

Total long-term liabilities	8,107,152	7,689,894	95,255

Total liabilities	18,898,142	18,477,708	228,883

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2011 and June 30, 2011 issued: 3,447,997,492 shares at March 31, 2011 and June 30, 2011	397,050	397,050	4,918
Additional paid-in capital	505,760	505,049	6,256
Retained earnings	11,835,665	11,742,754	145,457
Accumulated other comprehensive income (loss)	(1,144,721)	(1,142,443)	(14,151)
Treasury stock, at cost, 312,298,805 shares at March 31, 2011 and 312,305,667 shares at June 30, 2011	(1,261,383)	(1,261,406)	(15,625)

Total Toyota Motor Corporation shareholders’ equity	10,332,371	10,241,004	126,855

Noncontrolling interest	587,653	566,149	7,013

Total shareholders’ equity	10,920,024	10,807,153	133,868

Commitments and contingencies

Total liabilities and shareholders’ equity	¥29,818,166	¥29,284,861	$362,751

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income

For the first quarter ended June 30, 2011

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2010	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2011
Net revenues:
Sales of products	¥4,567,522	¥3,162,347	$39,172
Financing operations	304,303	278,703	3,452

Total net revenues	4,871,825	3,441,050	42,624

Costs and expenses:
Cost of products sold	3,972,408	2,975,331	36,855
Cost of financing operations	169,672	161,536	2,001
Selling, general and administrative	518,082	412,146	5,105

Total costs and expenses	4,660,162	3,549,013	43,961

Operating income (loss)	211,663	(107,963)	(1,337)

Other income (expense):
Interest and dividend income	28,453	32,478	402
Interest expense	(7,128)	(5,381)	(67)
Foreign exchange gain (loss), net	7,132	(3,678)	(46)
Other income, net	22,884	4,013	50

Total other income (expense)	51,341	27,432	339

Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	263,004	(80,531)	(998)

Provision for income taxes	122,448	(43,188)	(535)
Equity in earnings of affiliated companies	70,026	40,202	498

Quarterly net income	210,582	2,859	35

Less: Quarterly net income attributable to the noncontrolling interest	(20,116)	(1,699)	(21)

Quarterly net income attributable to Toyota Motor Corporation	¥190,466	¥1,160	$14

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥60.74	¥0.37	$0.00

Diluted	¥60.74	¥0.37	$0.00

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2011

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2010	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2011
Cash flows from operating activities:
Quarterly net income	¥210,582	¥2,859	$35
Adjustments to reconcile quarterly net income to net cash provided by operating activities
Depreciation	293,053	256,213	3,174
Provision for doubtful accounts and credit losses	(19,980)	(16,045)	(199)
Pension and severance costs, less payments	17,185	6,207	77
Losses on disposal of fixed assets	5,733	6,524	81
Unrealized losses on available-for-sale securities, net	26	281	3
Deferred income taxes	37,806	(24,751)	(307)
Equity in earnings of affiliated companies	(70,026)	(40,202)	(498)
Changes in operating assets and liabilities, and other	292,707	125,265	1,552

Net cash provided by operating activities	767,086	316,351	3,918

Cash flows from investing activities:
Additions to finance receivables	(2,233,327)	(2,021,331)	(25,038)
Collection of and proceeds from sales of finance receivables	2,062,297	2,089,073	25,877
Additions to fixed assets excluding equipment leased to others	(144,888)	(172,441)	(2,136)
Additions to equipment leased to others	(307,940)	(197,487)	(2,446)
Proceeds from sales of fixed assets excluding equipment leased to others	11,178	5,308	66
Proceeds from sales of equipment leased to others	158,897	125,860	1,559
Purchases of marketable securities and security investments	(752,796)	(753,224)	(9,330)
Proceeds from sales of and maturity of marketable securities and security investments	895,847	904,870	11,208
Changes in investments and other assets, and other	(165,371)	60,516	750

Net cash provided by (used in) investing activities	(476,103)	41,144	510

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,000,177	360,761	4,469
Payments of long-term debt	(611,476)	(685,550)	(8,492)
Increase in short-term borrowings	22,491	157,952	1,956
Dividends paid	(78,400)	(94,071)	(1,165)
Purchase of common stock, and other	(12,364)	(19,365)	(240)

Net cash provided by (used in) financing activities	320,428	(280,273)	(3,472)

Effect of exchange rate changes on cash and cash equivalents	(80,718)	(25,920)	(321)

Net increase in cash and cash equivalents	530,693	51,302	635

Cash and cash equivalents at beginning of period	1,865,746	2,080,709	25,774

Cash and cash equivalents at end of period	¥2,396,439	¥2,132,011	$26,409

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2011, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2011. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the three-month period is not necessarily indicative of results to be expected for the full year.

Reclassifications -

Certain prior year amounts have been reclassified to conform to the presentations as of and for the first quarter ended June 30, 2011.

Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”) corrected the consolidated statement of cash flows for the first quarter ended June 30, 2010 as a result of changes to certain underlying cash flows information. This resulted in increases to both “Purchases of marketable securities and security investments” and “Proceeds from sales of and maturity of marketable securities and security investments” within cash flows from investing activities for the first quarter ended June 30, 2010. “Purchases of marketable securities and security investments” increased by ¥325,000 million to ¥(752,796) million. “Proceeds from sales of and maturity of marketable securities and security investments” also increased by ¥325,000 million to ¥895,847 million. These adjustments do not have an impact on “Net cash used in investing activities” in the consolidated statement of cash flows for the first quarter ended June 30, 2010, and do not have a material impact on Toyota’s consolidated financial statements.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In October 2009, the Financial Accounting Standards Board (“FASB”) issued updated guidance of accounting for and disclosure of Revenue Recognition with Multiple Deliverables. This guidance allows the use of estimated selling price for determining the selling price of deliverables, eliminates the residual method of allocation and expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. Toyota adopted this guidance for revenue arrangements entered into or materially modified in fiscal year beginning on or after June 15, 2010. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In April 2011, FASB issued updated guidance to clarify the accounting for and disclosures about troubled debt restructurings by creditors. This guidance provides the criteria as to whether a loan modification constitutes a troubled debt restructuring and requires additional disclosures about troubled debt restructurings. This guidance is effective for the interim period or the fiscal year beginning on or after June 15, 2011, and shall be applied retrospectively to the beginning of the fiscal year of adoption. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥80.73 = U.S. $1, the approximate current exchange rate at June 30, 2011, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended June 30, 2011.

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2010 and 2011, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2011 and June 30, 2011:

	Yen in millions		U.S. dollars in millions
	March 31, 2011	June 30, 2011	June 30, 2011
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥55,794	¥74,457	$922
Investments and other assets – Other	74,528	83,562	1,035

Total	¥130,322	¥158,019	$1,957

Other current liabilities	¥(7,410)	¥(4,364)	$(54)
Other long-term liabilities	(1,188)	(528)	(7)

Total	¥(8,598)	¥(4,892)	$(61)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥99,093	¥122,692	$1,520
Investments and other assets – Other	185,272	208,766	2,586

Total	¥284,365	¥331,458	$4,106

Other current liabilities	¥(64,611)	¥(56,342)	$(698)
Other long-term liabilities	(132,785)	(141,206)	(1,749)

Total	¥(197,396)	¥(197,548)	$(2,447)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥2,619	¥2,437	$30
Investments and other assets – Other	—	—	—

Total	¥2,619	¥2,437	$30

Other current liabilities	¥(14,202)	¥(3,851)	$(48)
Other long-term liabilities	(75)	(53)	(0)

Total	¥(14,277)	¥(3,904)	$(48)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2011 and June 30, 2011:

	Yen in millions
	March 31, 2011
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥617,472	¥11,460,275
Foreign exchange forward and option contracts	—	1,176,955

Total	¥617,472	¥12,637,230

	Yen in millions		U.S. dollars in millions
	June 30, 2011		June 30, 2011
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥599,501	¥10,988,243	$7,426	$136,111
Foreign exchange forward and option contracts	—	646,775	—	8,012

Total	¥599,501	¥11,635,018	$7,426	$144,123

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2010 and 2011:

	Yen in millions
	For the first quarter ended June 30, 2010
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(46,094)	¥46,934
Interest expense	0	(0)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥9,071	¥—
Foreign exchange gain (loss), net	(3,117)	—
Foreign exchange forward and option contracts
Cost of financing operations	9,024	—
Foreign exchange gain (loss), net	69,557	—

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2011		For the first quarter ended June 30, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥33,270	¥(32,982)	$412	$(409)
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥46,126	¥—	$571	$—
Foreign exchange gain (loss), net	(480)	—	(6)	—
Foreign exchange forward and option contracts
Cost of financing operations	(1,286)	—	(16)	—
Foreign exchange gain (loss), net	15,118	—	187	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of June 30, 2011 is ¥26,383 million ($327 million). The aggregate fair value amount of assets that are already posted as of June 30, 2011 is ¥4,953 million ($61 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥26,383 million ($327 million) as of June 30, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2011 is ¥1,615,586 million ($20,012 million). Liabilities for guarantee totaling ¥18,756 million ($232 million) have been provided as of June 30, 2011. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system (ABS) in certain vehicles models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent (ETCS-i) is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been or are likely to be consolidated into the multi-district litigation. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. This consolidated federal action suit is in its early stages and has included document production, depositions and various motions.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Additionally, there are approximately 10 putative class actions in various state courts, including California. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. The US cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through March 2010, Toyota was also sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depository Shares and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. Plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge recently dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act.

In July 2010, Toyota was sued in the Superior Court of the State of California, County of Los Angeles in a putative bondholder class action filed on behalf of purchasers of Toyota and Toyota Motor Credit Corporation bonds traded on foreign securities exchanges. The complaint alleges violations of California securities law, fraud, breach of fiduciary duty, and other state law claims. On September 15, 2010, Toyota removed the putative bondholder class action to the United States District Court for the Central District of California. On January 10, 2011, the District Court issued an order dismissing the case with prejudice, and entered judgment in favor of defendants. Plaintiff has filed a notice of appeal to the United States Circuit Court of Appeals for the Ninth Circuit.

Toyota believes that it has meritorious defenses to all of the cases and will vigorously defend against them.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission (“SEC”). The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 28 states’ attorney general, and certain local governmental agencies regarding various recalls, the facts underlying its recent recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which, except as noted above, are on-going.

The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of June 30, 2011 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flows. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued; however, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

United States Antitrust Proceedings

Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported federal and state class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The complaints allege that the defendants violated the Sherman Antitrust Act or state anti-trust law by conspiring among themselves and with their dealers to prevent the sale to United States citizens of vehicles produced for the Canadian market, resulting in higher prices to United States consumers. Toyota believes that its actions have been lawful. In the interest of resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs in February 2006. The settlement agreement remains subject to court approval. In the meantime, the federal court granted summary judgment in favor of the remaining defendants and the time to appeal has lapsed. Current activity is centered in the California state courts, although that action is stayed against Toyota pending a ruling on the pending Toyota settlement. If final approval is granted, that approval should resolve this matter for Toyota.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. Toyota cannot currently estimate its potential liability, damages or range of potential loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available, Toyota believes that these matters would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first quarter ended June 30, 2010 and 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the first quarter ended June 30, 2010:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥4,465,173	¥304,303	¥102,349	¥—	¥4,871,825
Inter-segment sales and transfers	2,629	3,362	110,526	(116,517)	—

Total	4,467,802	307,665	212,875	(116,517)	4,871,825
Operating expenses	4,371,103	192,555	208,869	(112,365)	4,660,162

Operating income	¥96,699	¥115,110	¥4,006	¥(4,152)	¥211,663

For the first quarter ended June 30, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥3,055,743	¥278,703	¥106,604	¥—	¥3,441,050
Inter-segment sales and transfers	5,087	7,069	83,935	(96,091)	—

Total	3,060,830	285,772	190,539	(96,091)	3,441,050
Operating expenses	3,263,372	191,161	192,489	(98,009)	3,549,013

Operating income (loss)	¥(202,542)	¥94,611	¥(1,950)	¥1,918	¥(107,963)

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$37,851	$3,452	$1,321	$—	$42,624
Inter-segment sales and transfers	63	88	1,039	(1,190)	—

Total	37,914	3,540	2,360	(1,190)	42,624
Operating expenses	40,423	2,368	2,384	(1,214)	43,961

Operating income (loss)	$(2,509)	$1,172	$(24)	$24	$(1,337)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the first quarter ended June 30, 2010:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,782,892	¥1,459,007	¥444,450	¥775,681	¥409,795	¥—	¥4,871,825
Inter-segment sales and transfers	1,023,710	24,630	15,361	59,159	43,936	(1,166,796)	—

Total	2,806,602	1,483,637	459,811	834,840	453,731	(1,166,796)	4,871,825
Operating expenses	2,834,101	1,373,935	466,648	744,615	412,651	(1,171,788)	4,660,162

Operating income (loss)	¥(27,499)	¥109,702	¥(6,837)	¥90,225	¥41,080	¥4,992	¥211,663

For the first quarter ended June 30, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,165,687	¥832,755	¥448,141	¥658,104	¥336,363	¥—	¥3,441,050
Inter-segment sales and transfers	618,802	20,843	11,772	41,833	32,453	(725,703)	—

Total	1,784,489	853,598	459,913	699,937	368,816	(725,703)	3,441,050
Operating expenses	1,991,123	824,607	467,464	639,825	347,788	(721,794)	3,549,013

Operating income (loss)	¥(206,634)	¥28,991	¥(7,551)	¥60,112	¥21,028	¥(3,909)	¥(107,963)

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$14,439	$10,315	$5,551	$8,152	$4,167	$—	$42,624
Inter-segment sales and transfers	7,665	258	146	518	402	(8,989)	—

Total	22,104	10,573	5,697	8,670	4,569	(8,989)	42,624
Operating expenses	24,664	10,214	5,791	7,925	4,308	(8,941)	43,961

Operating income (loss)	$(2,560)	$359	$(94)	$745	$261	$(48)	$(1,337)

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first quarter ended June 30, 2010	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2011
North America	¥1,477,238	¥838,851	$10,391
Europe	415,965	430,838	5,337
Asia	811,263	686,470	8,503
Other	808,216	575,539	7,129

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2010 and 2011 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first quarter ended June 30, 2010
Basic net income attributable to Toyota Motor Corporation per common share	¥190,466	3,135,991	¥60.74
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	—

Diluted net income attributable to Toyota Motor Corporation per common share	¥190,465	3,135,991	¥60.74

For the first quarter ended June 30, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥1,160	3,135,694	¥0.37	$14	$0.00
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	86		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥1,159	3,135,780	¥0.37	$14	$0.00

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2010 and 2011 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

On June 17, 2011, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥94,071 million ($1,165 million), ¥30 ($0.37) per share, effective on June 20, 2011.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and June 30, 2011:

	00000000000	00000000000	00000000000	00000000000
	Yen in millions
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥729,569	¥58,281	¥—	¥787,850
Time deposits	—	120,000	—	120,000
Marketable securities and other securities investments
Government bonds	3,127,170	—	—	3,127,170
Common stocks	960,229	—	—	960,229
Other	37,842	539,109	—	576,951
Derivative financial instruments	—	405,524	11,782	417,306

Total	¥4,854,810	¥1,122,914	¥11,782	¥5,989,506

Liabilities
Derivative financial instruments	¥—	¥(215,283)	¥(4,988)	¥(220,271)

Total	¥—	¥(215,283)	¥(4,988)	¥(220,271)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	00000000000	00000000000	00000000000	00000000000
	Yen in millions
	June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥836,150	¥76,572	¥—	¥912,722
Time deposits	—	115,000	—	115,000
Marketable securities and other securities investments
Government bonds	2,934,689	—	—	2,934,689
Common stocks	1,015,855	—	—	1,015,855
Other	36,991	565,840	—	602,831
Derivative financial instruments	—	478,084	13,830	491,914

Total	¥4,823,685	¥1,235,496	¥13,830	¥6,073,011

Liabilities
Derivative financial instruments	¥—	¥(202,695)	¥(3,649)	¥(206,344)

Total	¥—	¥(202,695)	¥(3,649)	¥(206,344)

	U.S. dollars in millions
	June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$10,358	$948	$—	$11,306
Time deposits	—	1,425	—	1,425
Marketable securities and other securities investments
Government bonds	36,352	—	—	36,352
Common stocks	12,583	—	—	12,583
Other	458	7,009	—	7,467
Derivative financial instruments	—	5,922	171	6,093

Total	$59,751	$15,304	$171	$75,226

Liabilities
Derivative financial instruments	$—	$(2,511)	$(45)	$(2,556)

Total	$—	$(2,511)	$(45)	$(2,556)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Time deposits include negotiable certificate of deposit with original maturities over three months. These are highly liquid investments, and quoted market prices are used to determine the fair value of these investments.

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of March 31, 2011, and 77% of Japanese government bonds, and 23% of U.S. and European government bonds as of June 30, 2011. Listed stocks on the Japanese stock markets represent 86% and 86% of common stocks as of March 31, 2011 and June 30, 2011, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities.

Derivative financial instruments -

See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2010 and 2011 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2010 and 2011 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Shareholders’ equity:

The following table summarizes the changes in shareholders’ equity for the first quarter ended June 30, 2010 and 2011:

	Yen in millions
	Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2010	¥10,359,723	¥570,720	¥10,930,443

Equity transaction with noncontrolling interests and other	(338)	(2,592)	(2,930)
Issuance during the year	378		378
Quarterly comprehensive loss
Quarterly net income	190,466	20,116	210,582
Other comprehensive income (loss)
Foreign currency translation adjustments	(215,158)	(9,434)	(224,592)
Unrealized gains or (losses) on securities, net of reclassification adjustments	(100,330)	(2,721)	(103,051)
Pension liability adjustments	29,684	(5,442)	24,242

Total quarterly comprehensive loss	(95,338)	2,519	(92,819)

Dividends paid to Toyota Motor Corporation shareholders	(78,400)		(78,400)
Dividends paid to noncontrolling interests		(12,347)	(12,347)
Purchase and reissuance of common stock	(16)		(16)

Balances at June 30, 2010	¥10,186,009	¥558,300	¥10,744,309

	Yen in millions			U.S. dollars in millions
	Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Noncontrolling interest	Total shareholders’ equity
Balances at March 31, 2011	¥10,332,371	¥587,653	¥10,920,024	$127,987	$7,279	$135,266

Equity transaction with noncontrolling interests and other	38	(673)	(635)	0	(8)	(8)
Issuance during the year	(749)		(749)	(9)		(9)
Quarterly comprehensive income
Quarterly net income	1,160	1,699	2,859	14	21	35
Other comprehensive income (loss)
Foreign currency translation adjustments	(46,150)	(3,504)	(49,654)	(572)	(43)	(615)
Unrealized gains or (losses) on securities, net of reclassification adjustments	52,008	(15)	51,993	644	(0)	644
Pension liability adjustments	(3,580)	332	(3,248)	(44)	4	(40)

Total quarterly comprehensive income	3,438	(1,488)	1,950	42	(18)	24

Dividends paid to Toyota Motor Corporation shareholders	(94,071)		(94,071)	(1,165)		(1,165)
Dividends paid to noncontrolling interests		(19,343)	(19,343)		(240)	(240)
Purchase and reissuance of common stock	(23)		(23)	(0)		(0)

Balances at June 30, 2011	¥10,241,004	¥566,149	¥10,807,153	$126,855	$7,013	$133,868